UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Peoples Bancorp, Inc.
(Name of Issuer)

Common Stock, $10.00 par value per share
(Title of Class of Securities)

70978T 10 7
(CUSIP Number)

April 9, 1997
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	(     )	Rule 13d-1(b)
	(  X  )	Rule 13d-1(c)
	(     )	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 70978T 10 7

1. Names of Report Persons
   I.R.S. Identification Nos. of Above Persons (entities only)

   51-0095305
   Nylon Capital Shopping Center, Inc.

2. Check the Appropriate Box if a Member of a Group    (a)   ( X )
                                                       (b)   (   )

3. SEC Use Only

4. Citizenship or Place of Organization

   United States


                        5. Sole Voting Power            0
Number of Shares
Beneficially            6. Shared Voting Power          89100
Owned by Each
Reporting Person        7. Sole Dispositive Power       0
With:
                        8. Shared Dispositive Power     89100


9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    89,100

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

11. Percent of Class Represented by Amount in Row (9)

    10.585%

12. Type of Reporting Person*

    CO

CUSIP No. 70978T 10 7


1.    Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Elmer E. Horsey

2.    Check the Appropriate Box if a Member of a Group    (a)   ( X )
                                                          (b)   (   )

3.    SEC Use Only

4.    Citizenship or Place of Organization

      United States




                        5. Sole Voting Power              720
Number of Shares
Beneficially            6. Shared Voting Power          89100
Owned by Each
Reporting Person        7. Sole Dispositive Power         720
With:
                        8. Shared Dispositive Power     89100


9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    90,684 (Includes 720 shares owned individually by Mr. Horsey and 864 shares owned by Mr. Horsey's wife).

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares

    (     )

11. Percent of Class Represented by Amount in Row (9)

    10.77% (Includes 89,100 shares owned by Nylon Capital Shopping
    Center, Inc. for which Mr. Horsey has sole voting and dispositive power but Mr.Horsey has no ownership interest in Nylon).

12. Type of Reporting Person*

    IN

Item 1.

 (a) Name of Issuer:

     Peoples Bancorp, Inc.

 (b) Address of Issuer's Principal Executive Offices:

     100 Spring Avenue
     Chestertown, Maryland 21620

Item 2.

 (a) Name of Person Filing:

     Nylon Capital Shopping Center, Inc.        Elmer E. Horsey

 (b) Address of Principal Business Office or, if none, Residence:

     Nylon Capital Shopping Center, Inc.        Elmer E. Horsey
     P. O. Box 266                              P. O. Box 237
     Chestertown, MD 21620                      Chestertown, MD 21620

 (c) Citizenship:

     Nylon Capital was incorporated in Delaware
     Elmer E. Horsey is a citizen of the United States.

 (d) Title of Class of Securities:

     Common Stock, $10.00 par value per share

 (e) CUSIP Number of Issuer:

     70978T 10 7

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         This statement if not filed pursuant to Rules 13d-1(b) or 13d-2(b) or
         (c).

Item 4.  Ownership.

         a. Amount Beneficially Owned:  90,684 shares.

            Nylon Capital Shopping Center, Inc. is the record holder of 89,100 shares.

         b. Percent of Class:	10.585%

         c. Number of shares as to which Nylon Capital Shopping Center has:

          (i)   sole power to vote or to direct the vote:                     0

          (ii)  shared power to vote or to direct the vote:              89,100

          (iii) sole power to dispose or to direct the disposition of:        0

          (iv)  shared power to dispose of to direct the disposition of: 89,100

         d. Number of shares as to which Elmer E. Horsey has:

          (i)   sole power to vote or to direct the vote:                  720

          (ii)  shared power to vote or to direct the vote:             89,100

          (iii) sole power to dispose of to direct the disposition of      720

          (iv)  shared power to dispose or to direct the disposition of 89,100

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Percent Person.

        Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.

        This Schedule 13G is filed on behalf of Nylon Capital Shopping Center, Inc. And Mr. Elmer E. Horsey. Mr. Horsey serves as President of Nylon Capital Shopping Center, Inc. and has shared voting and dispositive power over the shares owned by Nylon but Mr. Horsey has no ownership interest in Nylon.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10.Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with of as a participant it and transaction have that purpose of effect.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              NYLON CAPITAL CORPORATION


                                              By:   /s/ Elmer E. Horsey
                                                    Elmer E. Horsey, President

        Dated:  December 29, 2000

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   	/s/ Elmer E. Horsey
                                                    Elmer E. Horsey
        Dated:  December 29, 2000